Dauphin Deposit Bank and Trust Company







July 8, 1998

Herley Industries, Inc.
Attn: Lee N. Blatt, Chairman/Chief Executive Officer
         Myron Levy, President
10 Industry Drive
Lancaster, PA 17603

     Re: This letter will replace our original commitment letter dated June 24, 1998

Dear Gentlemen:

     I am pleased to inform you that Dauphin Deposit Bank and Trust Company (hereafter "Bank") has approved a $10 million increase to your unsecured line of credit to Herley Industries, Inc. (hereafter "Borrower") as follows:

A.   Principal Amount of Line:  $21,000,000.00
     ------------------------
B.   Expiration:                January 31, 2000
     ----------
C.   Interest Rate:             Interest shall accrue  at a rate per annum equal
     -------------              to the Federal Funds Target Rate, as established
                                by the Federal Open Market Committee of the Federal Reserve Board, as in effect from time to time, plus 1.65%. The interest rate shall change effective with Bank's implementation of changes in the Federal Funds Rate as publicly announced.
                                                               OR
                                Dauphin Deposit Base Rate, as in effect from time.

D.   Use  of   Proceeds:        Working capital, general corporate  purposes and
     ------------------         to issue standby letters of credit.

E.   Repayment Schedule:
     ------------------
     -    Letters of Credit:    To be negotiated if drawn upon.

     -    Line of Credit:       Interest  monthly,  principal  at  expiration of
                                agreement.

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Herley Industries, Inc.
July 8, 1998
Page 2




F.   Commitment Fee:
     --------------
     -    Letters of Credit:  1.0% per annum

     -    Line of Credit:     None

1. Borrowings may bear interest at an annual rate equal to the Dauphin Deposit Base Rate or the Federal Funds Target Rate plus 1.65%, as applicable, as in effect from time to time. This interest rate will change when and as Dauphin Deposit Base Rate or the Federal Funds Target Rate changes. Interest will be calculated on the basis of the actual number of days in the current calendar year divided by 360. Interest will be payable monthly upon submission of the Bank's statement therefrom.

2. The Bank's Base Rate is a reference rate which floats and is stated from time to time by Dauphin Deposit Bank for the guidance of its officers. The determination and statement of the Bank's Base Rate shall not in any way preclude the Bank from making loans to other borrowers at differing rates.

3. The Bank shall have the right to review and approve any letter of credit term exceeding two (2) years for issuance under the line of credit.

4.   The line of credit shall be collateralized by the following:

     a.   A Corporate Suretyship Agreement of:

          1.   Microwave Holding Corporation

          2.   Stewart Warner Electronics Co.

          3.   Metraplex Corporation

          4. Any future operating subsidiaries.

5. The Borrower shall provide the Bank with a Negative Pledge of all corporate assets other than those pledged to Bank. The Negative Pledge shall be subject to an existing mortgage with Dean Witter Inter Capital, Inc.

Herley Industries, Inc.
July 8, 1998
Page 3




6. The Borrower shall maintain the Business Loan Agreement which contains affirmative and negative covenants including, but not limited to the following:

     a.   Minimum  working  capital  requirement  of  $5,000,000  at all  times.
          Working capital shall be determined in accordance with generally accepted accounting principles.

     b. Minimum tangible Net Worth of $16,000,000 to be measured at fiscal year end. Tangible net Worth shall be defined as total assets less total liabilities, excluding all assets which would be classified as intangible assets under generally accepted accounting principles.

     c. Maximum Debt to Tangible Net Worth of 2.25 to 1.0 to be measured at fiscal year end.

     d.   Adequate notification of anticipated acquisitions.

7. Approximately $7 million of seller financing debt involved in an upcoming acquisition shall be subordinated to Bank debt.

8. Borrower shall maintain an insurance policy providing satisfactory coverage on the buildings and their contents, including equipment, against the perils of fire, extended coverage, vandalism and malicious mischief and general liability insurance.

9. Borrower shall maintain its primary deposit relationship with Dauphin Deposit Bank and Trust Company during the term of these loans.

10. On a monthly basis, when and if marketable securities are owned and pledged, the Borrower shall furnish the Bank with a detailed listing, including number of shares and where held, as well as, a current market valuation on all marketable securities owned by Microwave Holding Corporation.

11. On an annual basis, the Borrower shall furnish the bank with CPA-audited consolidated financial statements and 10-K report on Herley Industries, Inc.

12.  On  an  annual   basis,   the   Borrower   shall   furnish  the  Bank  with
     internally-prepared    consolidating   financial   statements   on   Herley
     Industries, Inc. and subsidiaries.

Herley Industries, Inc.
July 8, 1998
Page 4


13. On a quarterly basis, the Borrower shall furnish Bank with consolidated financial statements and a 10-Q report on Herley Industries, Inc.

14. Borrower shall maintain insurance coverage for Directors and Officers liability in the minimum amount of $3,000,000 satisfactory to Bank.

     The availability of the loan is contingent upon the Borrowers and the Bank entering into mutually acceptable loan documentation setting forth the terms and conditions stated herein and such other terms and conditions, covenants, warranties and representations as may be required by the Bank and be mutually acceptable to the Borrowers and the Bank. All terms and conditions contained herein shall survive the execution of such loan documentation.

     Any and all charges, expenses and costs incurred by the Bank related to the preparation and completion of loan documents and/or the maintenance of the loan, are the responsibility of the Borrower.

     This commitment is contingent upon the right of the Bank at any time hereafter and from time to time to review the commitment, to adjust terms and conditions, or to discontinue the commitment should the Bank in the reasonable exercise of its sole business discretion deem it necessary to do so.

     Please acknowledge your concurrence with these terms and conditions by signing, dating and returning the enclosed original of this letter to the Bank on or before July 17, 1998, on which date this offer shall terminate and be of no force and effect.

     We thank you for your business and look forward to a mutually beneficial relationship. If we can be of any further assistance, do not hesitate to call.

Sincerely,


/s/ Eric A. Rebert
Eric A. Rebert
Senior vice President

EAR/wjm

Enclosure

Herley Industries, Inc.
July 8, 1998
Page 5


ACKNOWLEDGMENT:

     The terms and conditions of this letter are hereby accepted in full this 10 day of July, 1998.

BORROWER:                     HERLEY INDUSTRIES, INC.

Attest:

/s/ M. Guzzetti               /s/ Lee N. Blatt
--------------------          -----------------------
M. Guzzetti                   Lee N. Blatt, Chairman,
                              Chief Executive Officer

/s/ A. C. Garefino            /s/ Myron Levy
--------------------          -----------------------
                              Myron Levy, President

SURETIES:                     MICROWAVE HOLDING CORPORATION

/s/ A. C. Garefino            By:/s/ Myron Levy
--------------------          ------------------------

                              STEWART WARNER ELECTRONICS


/s/ A. C. Garefino            By:/s/ Myron Levy
--------------------          ------------------------

                              METRAPLEX CORPORATION

/s/ A. C. Garefino            By:/s/ Myron Levy
--------------------          ------------------------